Exhibit 4.12

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Satellos Bioscience Inc. (the "Company")

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2800

Toronto, ON M5J 2J1

2.	Date of Material Change

November 13, 2025.

3.	News Release

A news release dated November 14, 2025, was disseminated through the facilities of Business Wire and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca.

4.	Summary of Material Change

On November 14, 2025, the Company announced the appointment of Mark Nawacki to the board of directors of the Company (the "Board").

Full Description of Material Change

5.1 Full Description of Material Change

On November 14, 2025, the Company announced the appointment of Mark Nawacki to the Board. Mr. Nawacki is co-founder, president and former CEO of Searchlight Pharma. Mr. Nawacki brings more than two decades of experience across pharmaceuticals, corporate development, and mergers and acquisitions. Mr. Nawacki co-founded Searchlight Pharma in 2015 and served as President and CEO from its inception untill May 2024, guiding the organization’s expansion through acquisitions, in-licensing, and commercial growth into one of the three largest specialty pharmaceutical businesses in Canada. Searchlight was acquired by Apotex in June 2024, and Mark continues to lead Searchlight, now the innovative, branded division of Apotex, as President. Mr. Nawacki's earlier career includes senior corporate development roles at Paladin Labs and board positions with healthcare companies.

5.	Disclosure for Restructuring Transaction

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For additional information please contact Liz Williams, Chief Financial Officer of the Company at ir@satellos.com.

9.	Date of Report

November 18, 2025.